BE IT KNOWN, that Adam Symson, Senior Vice President/Digital of The E. W. Scripps Company, effective February 21, 2013, does hereby make and appoint each of Timothy M. Wesolowski, Senior Vice President, Chief Financial Officer and Treasurer, William Appleton, Senior Vice President and General Counsel, and Julie McGehee, Vice President, Benefits and Compensation and Corporate Secretary of The E. W. Scripps Company, or any person designated by him or her, as his true and lawful attorney for him and in his name, place and stead, giving and granting to each the power and authority to sign and file reports required under
Section 16(a) of the Securities and Exchange Act of 1934, with full power of substitution and revocation, hereby ratifying and confirming such act(s) that any said attorney shall lawfully do or cause to be done by virtue hereof.

Executed on February 25, 2013.

/s/ Adam Symson